VIA EDGAR

June 28, 2018
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Ms. Hillary Daniels

Re:	MYnd Analytics, Inc. Registration Statement on Form S-3 File No. 333-223203	Acceleration Request Requested Date: June 29, 2018 Requested Time: 5:00 P.M. Eastern Time

 Dear Ms. Daniels,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Act"), MYnd Analytics, Inc. (the "Registrant"), a Delaware corporation, hereby requests that the effectiveness of the Registrant’s Registration Statement on Form S-3, File No. 333-223203, be accelerated to 5:00 p.m. (Eastern Time), June 29, 2018, or as soon thereafter as is practicable.

The Registrant is aware of its obligations under the Act, as the Act relates to the offering of the securities specified in the Registration Statement.

The Registrant acknowledges that: (1) should the U.S. Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MYND ANALYTICS, INC.

/s/ Donald D'Ambrosio

Donald D'Ambrosio

Chief Financial Officer

cc:	Jeffrey Baumel, Esq.
Dentons US LLP

26522 La Alameda, Mission Viejo, CA 92691 ● Phone (949) 420-4400